Exhibit 99.1

Constellium Reports First Quarter 2019 Results

Amsterdam – April 24, 2019 – Constellium N.V. (NYSE: CSTM) today reported results for the first quarter ended March 31, 2019.

First quarter 2019 highlights:

•	Shipments of 413 thousand metric tons increased 6% compared to Q1 2018

•	Revenue of €1.5 billion, up 11% compared to Q1 2018

•	Net income of €24 million compared to net loss of €24 million in Q1 2018

•	Adjusted EBITDA of €135 million, up 12% from Q1 2018

•	Positive Cash from Operations and Free Cash Flow in Q1 2019

•	Project 2019 run rate savings of €60 million as of March 31, 2019

•	Completed acquisition of partner’s interest in Bowling Green joint venture

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Constellium delivered strong results in the first quarter of 2019. Adjusted EBITDA was a first quarter record and a 12% improvement over last year’s first quarter. Aerospace & Transportation had an exceptionally strong quarter, benefiting from strong end market demand and solid operational performance. Packaging & Automotive Rolled Products continues to execute on the ramp up of our automotive lines, with Bowling Green making notable strides. Automotive Structures & Industry results continue to be affected by costs related to the planned build out of our footprint. I am especially proud of our positive Free Cash Flow generation during the quarter. Our first quarter performance leaves me optimistic about our prospects for the remainder of 2019.”

Mr. Germain continued, “We are maintaining our guidance of Adjusted EBITDA growth of 8% to 10% and Free Cash Flow in excess of €50 million in 2019. Our focus is on executing our strategy and delivering our 2022 targets of Adjusted EBITDA over €700 million and leverage of 2.5x. We are committed to increasing shareholder value.”

•	Group Summary

	Q1 2019	Q1 2018	Var.
Shipments (k metric tons)	413	388	6%
Revenue (€ millions)	1,536	1,386	11%
Net income / (loss) (€ millions)	24	(24)	n.m.
Adjusted EBITDA (€ millions)	135	121	12%
Adjusted EBITDA per metric ton (€)	329	312	5%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the first quarter of 2019, shipments of 413 thousand metric tons increased 6% compared to the first quarter of last year primarily due to the Packaging and Automotive Rolled Product segment. Revenue of €1.5 billion increased 11% compared to the first quarter of last year primarily due to the consolidation of Bowling Green and improved price and mix, partially offset by lower metal prices. Net income of €24 million improved compared to a net loss of €24 million in the first quarter of 2018 due largely to a favorable change in the value of unrealized derivatives and higher Adjusted EBITDA, partially offset by an unfavorable effect from metal lag. Adjusted EBITDA of €135 million increased 12% from the first quarter of last year primarily due to improved results in the Aerospace and Transportation and Packaging and Automotive Rolled Products segments, partially offset by weaker results in the Automotive Structures and Industry segment. The application of IFRS 16 in the first quarter of 2019 resulted in an increase of Adjusted EBITDA by €5 million compared to the first quarter of 2018.

•	Results by Segment

•	Packaging & Automotive Rolled Products (P&ARP)

	Q1 2019	Q1 2018	Var.
Shipments (k metric tons)	281	259	9%
Revenue (€ millions)	828	738	12%
Adjusted EBITDA (€ millions)	59	52	14%
Adjusted EBITDA per metric ton (€)	210	200	5%

First quarter Adjusted EBITDA increased compared to the first quarter of 2018 due to higher shipments and favorable metal costs, partially offset by weaker price and mix and incremental costs from maintenance and the ramp up of our automotive programs.

For the first quarter of 2019, shipments of 281 thousand metric tons increased 9% from the first quarter of last year due to higher shipments of Packaging rolled products and Automotive rolled products, which now include Bowling Green shipments. Revenue of €828 million increased 12% compared to the first quarter of 2018 primarily due to the consolidation of Bowling Green revenues.

•	Aerospace & Transportation (A&T)

	Q1 2019	Q1 2018	Var.
Shipments (k metric tons)	66	64	2%
Revenue (€ millions)	378	343	10%
Adjusted EBITDA (€ millions)	52	36	44%
Adjusted EBITDA per metric ton (€)	797	564	41%

First quarter Adjusted EBITDA increased compared to the first quarter of 2018 due to improved price and mix and higher shipments on solid operational performance.

For the first quarter of 2019, shipments of 66 thousand metric tons increased 2% compared to the first quarter of last year on higher shipments of Aerospace rolled products. Revenue of €378 million increased 10% compared to the first quarter of 2018 primarily due to improved price and mix.

•	Automotive Structures & Industry (AS&I)

	Q1 2019	Q1 2018	Var.
Shipments (k metric tons)	66	65	1%
Revenue (€ millions)	344	317	8%
Adjusted EBITDA (€ millions)	29	36	(19)%
Adjusted EBITDA per metric ton (€)	448	558	(20)%

First quarter Adjusted EBITDA decreased compared to the first quarter of 2018 primarily due to higher costs largely related to new product launches and our footprint expansion, partially offset by higher shipments.

For the first quarter of 2019, shipments of 66 thousand metric tons increased 1% compared to the first quarter of last year on higher Automotive extruded product shipments. Revenue of €344 million increased 8% compared to the first quarter of 2018 primarily due to improved price and mix.

•	Net Income

For the first quarter of 2019, net income of €24 million compared to a net loss of €24 million in the first quarter of last year. The change in net income is primarily attributable to a favorable change in the value of unrealized derivatives and higher Adjusted EBITDA, partially offset by an unfavorable effect from metal lag.

•	Cash Flow and Liquidity

Free Cash Flow was an inflow of €73 million for the first quarter of 2019 compared to an outflow of €68 million in the same period in the prior year. The change was primarily due to improved working capital.

Cash flows from operating activities were €132 million for the first quarter of 2019 compared to cash flows used in operating activities of €24 million in the same period of the prior year. Constellium increased factored receivables by €24 million in the first quarter of 2019 compared to an increase of €8 million in the same period of the prior year.

Cash flows used in investing activities were €142 million for the first quarter of 2019 compared to cash flows used in investing activities of €44 million in the same period of the prior year. The first quarter of 2019 cash flows used in investing activities includes a net €83 million outflow related to the acquisition of our partner’s 49% interest in the Bowling Green joint venture.

Cash flows from financing activities were €66 million for the first quarter of 2019 compared to cash flows from financing activities of €10 million in the same period of the prior year.

Liquidity at March 31, 2019 was €539 million, comprised of €222 million of cash and cash equivalents and €317 million available under our committed lending facilities and factoring arrangements. Liquidity at December 31, 2018 was €669 million.

Net debt was €2,201 million at March 31, 2019 compared to €1,996 million at December 31, 2018. The increase in net debt includes €102 million related to the initial application of IFRS 16 on January 1, 2019.

•	Outlook

We expect Adjusted EBITDA growth in a range of 8% to 10% in 2019 and expect over €700 million of Adjusted EBITDA in 2022. This guidance reflects the effect of the application of IFRS 16 and the consolidation of Bowling Green, both of which began in the first quarter of 2019.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

•	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, economic downturn, the loss of key customers, suppliers or other business relationships; disruption to business operations; the inability to meet customer quality requirements; delayed readiness for the North American Auto Body Sheet market, the capacity and effectiveness of our hedging policy activities, failure to retain key employees, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

•	About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.7 billion of revenue in 2018.

Constellium’s earnings materials for the first quarter ended March 31, 2019, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(in millions of Euros)	Three months ended March 31, 2019	Three months ended March 31, 2018
Revenue	1,536	1,386
Cost of sales	(1,392)	(1,249)

Gross profit	144	137

Selling and administrative expenses	(68)	(58)
Research and development expenses	(12)	(11)
Other gains / (losses) - net	16	(47)

Income from operations	80	21

Finance costs - net	(46)	(38)
Share of income / (loss) of joint-ventures	5	(3)

Income / (loss) before income tax	39	(20)

Income tax expense	(15)	(4)

Net income / (loss)	24	(24)

Net income / (loss) attributable to:
Equity holders of Constellium	23	(24)
Non-controlling interests	1	—

Net income / (loss)	24	(24)

Earnings per share attributable to the equity holders of Constellium, in euros per share
Basic	0.17	(0.18)
Diluted	0.17	(0.18)

Weighted average shares, in thousands
Basic	135,984	134,473
Diluted	138,912	134,473

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

(in millions of Euros)	Three months ended March 31, 2019	Three months ended March 31, 2018
Net income / (loss)	24	(24)

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	(28)	25
Income tax on remeasurement on post-employment benefit obligations	7	(6)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedge	(7)	9
Net investment hedges	(1)	—
Income tax on cash flow hedge	2	(3)
Currency translation differences	5	(3)

Other comprehensive (loss) / income	(22)	22

Total comprehensive income / (loss)	2	(2)

Attributable to:
Equity holders of Constellium	1	(2)
Non-controlling interests	1	—

Total comprehensive income / (loss)	2	(2)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At March 31, 2019	At December 31, 2018
Assets
Current assets
Cash and cash equivalents	222	164
Trade receivables and other	682	587
Inventories	708	660
Other financial assets	30	30

	1,642	1,441

Non-current assets
Property, plant and equipment	1,961	1,666
Goodwill	453	422
Intangible assets	70	70
Investments accounted for under the equity method	1	1
Deferred income tax assets	153	163
Trade receivables and other	63	64
Other financial assets	9	74

	2,710	2,460

Total Assets	4,352	3,901

Liabilities
Current liabilities
Trade payables and other	1,153	968
Borrowings	211	57
Other financial liabilities	44	60
Income tax payable	13	8
Provisions	24	46

	1,445	1,139

Non-current liabilities
Trade payables and other	24	27
Borrowings	2,210	2,094
Other financial liabilities	25	29
Pension and other post-employment benefit obligations	641	610
Provisions	94	94
Deferred income tax liabilities	22	22

	3,016	2,876

Total Liabilities	4,461	4,015

Equity
Share capital	3	3
Share premium	420	420
Retained deficit and other reserves	(541)	(545)

Equity attributable to equity holders of Constellium	(118)	(122)
Non-controlling interests	9	8

Total Equity	(109)	(114)

Total Equity and Liabilities	4,352	3,901

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2019	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)
Net income	—	—	—	—	—	—	23	23	1	24
Other comprehensive (loss) / income	—	—	(21)	(6)	5	—	—	(22)	—	(22)

Total comprehensive (loss) / income	—	—	(21)	(6)	5	—	23	1	1	2

Transactions with equity holders
Share-based compensation	—	—	—	—	—	3	—	3	—	3
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At March 31, 2019	3	420	(150)	(14)	8	40	(425)	(118)	9	(109)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2018	3	420	(147)	13	(7)	25	(634)	(327)	8	(319)
Change in accounting policies	—	—	—	—	—	—	(2)	(2)	—	(2)

At January 1, 2018 restated	3	420	(147)	13	(7)	25	(636)	(329)	8	(321)
Net loss	—	—	—	—	—	—	(24)	(24)	—	(24)
Other comprehensive income / (loss)	—	—	19	6	(3)	—	—	22	—	22

Total comprehensive income / (loss)	—	—	19	6	(3)	—	(24)	(2)	—	(2)

Transactions with equity holders
Share-based compensation	—	—	—	—	—	3	—	3	—	3
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At March 31, 2018	3	420	(128)	19	(10)	28	(660)	(328)	8	(320)

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

(in millions of Euros)	Three months ended March 31, 2019	Three months ended March 31, 2018
Net income / (loss)	24	(24)
Adjustments
Depreciation and amortization	57	44
Finance costs – net	46	38
Income tax expense	15	4
Share of (income) / loss of joint-ventures	(5)	3
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	(32)	53
Losses on disposal	1	1
Other – net	2	2
Interest paid	(52)	(36)
Income tax paid	(6)	(1)
Change in trade working capital
Inventories	33	(31)
Trade receivables	(75)	(141)
Trade payables	113	82
Margin calls	5	—
Change in provisions and pension obligations	(11)	(5)
Other working capital	17	(13)

Net cash flows from / (used in) operating activities	132	(24)

Purchases of property, plant and equipment	(59)	(47)
Acquisition of subsidiaries net of cash acquired	(83)	—
Other investing activities	—	3

Net cash flows used in investing activities	(142)	(44)

Proceeds from revolving credit facilities and other loans	131	6
Payment of lease liabilities	(63)	(4)
Transactions with non-controlling interests	(2)	—
Other financing activities	—	8

Net cash flows from financing activities	66	10

Net increase / (decrease) in cash and cash equivalents	56	(58)
Cash and cash equivalents - beginning of period	164	269
Effect of exchange rate changes on cash and cash equivalents	2	—

Cash and cash equivalents - end of period	222	211

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended March 31, 2019	Three months ended March 31, 2018
P&ARP	59	52
A&T	52	36
AS&I	29	36
Holdings and Corporate	(5)	(3)

Total	135	121

SHIPMENTS AND REVENUE BY PRODUCT LINE

(in k metric tons)	Three months ended March 31, 2019	Three months ended March 31, 2018
Packaging rolled products	207	199
Automotive rolled products	61	48
Specialty and other thin-rolled products	13	12
Aerospace rolled products	30	27
Transportation, industry and other rolled products	36	37
Automotive extruded products	30	29
Other extruded products	36	36

Total shipments	413	388

(in millions of Euros)
Packaging rolled products	548	536
Automotive rolled products	230	155
Specialty and other thin-rolled products	50	47
Aerospace rolled products	205	179
Transportation, industry and other rolled products	173	164
Automotive extruded products	188	169
Other extruded products	155	148
Other and inter-segment eliminations	(13)	(12)

Total revenue	1,536	1,386

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended March 31, 2019	Three months ended March 31, 2018
Net income / (loss)	24	(24)
Income tax expense	15	4

Income / (Loss) before income tax	39	(20)
Finance costs - net	46	38
Share of (income) / loss of joint-ventures	(5)	3

Income from operations	80	21
Depreciation and amortization	57	44
Unrealized (gains) / losses on derivatives	(31)	54
Unrealized exchange gains from remeasurement of monetary assets and liabilities - net	(1)	(1)
Share based compensation	3	3
Metal price lag (A)	18	(4)
Start-up and development costs (B)	2	4
Losses on disposals	1	—
Bowling Green one-time costs related to the acquisition (C)	6	—

Adjusted EBITDA	135	121

(A)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium Revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

(B)	For the three months ended March 31, 2019 and 2018, start-up and development costs include €2 million and €4 million, respectively, related to new projects in our AS&I operating segment.
(C)	For the three-months ended March 31, 2019, Bowling Green one-time costs related to the acquisition include the non-cash reversal of the inventory step up.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

(in millions of Euros)	Three months ended March 31, 2019	Three months ended March 31, 2018
Net cash flows from / (used in) operating activities	132	(24)
Purchases of property, plant and equipment	(59)	(47)
Equity contributions and loans to joint-ventures	—	—
Other investing activities	—	3

Free Cash Flow	73	(68)

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At March 31, 2019	At December 31, 2018
Borrowings	2,421	2,151
Fair value of cross currency basis swaps, net of margin calls	2	9
Cash and cash equivalents	(222)	(164)
Cash pledged for issuance of guarantees	—	—

Net debt	2,201	1,996

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect payments required for debt service or lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.